MANUALLY EXECUTED COPY

**SECURITIES AND EXCHANGE COMISSION**

Washington, D.C. 20549

**FORM 6-K**

RECD S.E.C.
JUL 3 - 2002
1086

02044633

**Report of Foreign Issuer**
**Pursuant to Rule 13a-16 or 15d-16 of**
**the Securities Exchange Act of 1934**

For the month of July 2002

PROCESSED
JUL 17 2002
THOMSON
FINANCIAL

**Portugal Telecom, SGPS, S.A.**

**Av. Fontes Pereira de Melo, no. 40**
**1069 - 300 Lisboa, Portugal**
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ...X...  Form 40-F .......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...



CRGH 1

# ANNOUNCEMENT

**PORTUGAL TELECOM, SGPS, S.A.**
Public Company
Registered Offices: Avenida Fontes Pereira de Melo, 40, Lisbon
Share Capital: Euro 1,254,285,000
Registered in the Conservatory of the Commercial Registry of Lisbon under no. 03602/940706
Collective Person no. 503 215 058

Pursuant to the terms of subparagraph e) of no. 1 of article 3 of the CMVM's (Portuguese Securities Market Commission) Regulation No. 11/2000, Portugal Telecom, SGPS, S.A. hereby makes the following public announcement:

- Election, at the Board meeting held on June 27, 2002, of Mr. Nuno Maria Macedo Alves Mimoso as Reserve Secretary of the Company, to replace Mrs. Maria Adelaide Guerreiro, completing the term of office for the period 2000/2002.

Lisbon, July 3, 2002

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Portugal Telecom, SGPS, S.A.
(Registrant)

**Date:** July 3, 2002

**By:**

Name: Vitor Sequeira

Title: Manager of Investor Relations